April 5, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:           William H. Thompson, Accounting Brand Chief

Re:	Soupman, Inc.
Form 10K for Fiscal Year Ended August 31, 2012
Filed December 14, 2012
Responses dated March 5, 2013 and March 8, 2013
File No. 0-53943

Dear Mr. Thompson:

We have received your request of March 22, 2013 requesting more information regarding the above referenced reports.

We are in the process of preparing our Form 10Q for the quarter ended February 28, 2013 which we will be filing by April 15, 2013.

At this time we are requesting an extension until April 19, 2013 in order to respond properly to your questions.

Thank you in advance for your cooperation.

Should you have any questions, please feel free to contact the undersigned at (212) 768 – 7687.

Sincerely,

/s/ Arnold Casale
Arnold Casale
CEO, Soupman, Inc.